DLS CAPITAL PARTNERS, INC.
Statement of Income
For the Year Ended June 30, 2016

Revenues

Gains or losses on firm securities trading accounts	$	20,614
Securities commissions		3,151
Single family office investment advisory fees - related party		410,091
Other income		19,065
		452,921

Expenses

Compensation and benefits	16,526
Commissions and clearance paid to all other brokers	12,579
Communications	10,269
Occupancy and equipment costs	6,528
Regulatory fees and expenses	4,381
Other expenses	129,712
	179,995

Net income before income taxes	272,926
Federal income tax benefit (expense)	-0-
Net income	$ 272,926

The accompanying notes are an integral part of these financial statements.